EXHIBIT 23.4

CONSENT OF INDEPENDENT AUDITOR

The Board of Directors

Depomed, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-3 of Depomed, Inc. of our report dated September 27, 2013, with respect to the Lazanda (A Product Line of Archimedes Pharma Ltd.) Statements of Assets Acquired and Liabilities Assumed as of December 31, 2012 and 2011, and the related statements of Net Revenues and Direct Expenses for each of the years in the two-year period ended December 31, 2012, which report appears in the Form 8-K/A of Depomed, Inc. dated October 9, 2013 and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Short Hills, New Jersey

July 9, 2014